VIA EDGAR: VIA FORM RW

11-14-2024

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Entrex Production and Installation Company, Inc

Application for Withdrawal on Form RW for File Number: 24-12528

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), **Entrex Production and Installation Company, Inc** (the "Company") respectfully requests that the Securities and Exchange Commission (the "Commission") consent to withdraw the "Offering Statement (Regulation A)" submitted 10-28-2024 which was filed in error.

The Company requests withdrawal of the 10/28/2024 (file number 024-12528 Accession Number 00014) which was filed with errors. The filing erroneously was submitted with the incorrect File Number as an initial 1A, creating the new Filing Number (File 024-12528), while it should have been filed as amended (1AA) to file number 024-12495 (Filed properly 10/29/2024 - 024-12495 – Accession number Accession Number 00017).

Please excuse this error as some confusion, on our part.

Accordingly, the Company hereby respectfully requests that the withdrawal of this submission as of the date herein. If you require additional information, please do not hesitate to contact the undersigned at (954) 856-6659.

Regards,

    /s/ Stephen H. Watkins

Stephen H. Watkins
Chief Executive Officer

Form type	Form description	Filing date	Reporting date	File number(s)	Accession number
1-A/A	Offering Statement [Regulation A] - *amendment* Filing	2024-10-29		024-12495	0002035567-24-000017
1-A-W	Withdrawal of offering statement [Regulation A] Filing	2024-10-29		024-12495	0002035567-24-000016
1-A	Offering Statement [Regulation A] Filing	2024-10-28		024-12528	0002035567-24-000014
1-A	Offering Statement [Regulation A] Filing	2024-08-29		024-12495	0002035567-24-000005

Please Withdraw File Number

024-12528 Accession number 14